Teachers Insurance and Annuity Association of America	Rachael Zufall
College Retirement Equities Fund	Associate General Counsel
8500 Andrew Carnegie Blvd	Asset Management Law
Charlotte, NC 28075	(704) 988-4446 Tel
(704) 988-1615 Fax
rzufall@tiaa-cref.org

June 25, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds
Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A
(File Nos. 333-76651 and 811-09301)

To Whom It May Concern:

          On behalf of the TIAA-CREF Funds (the “Funds”), we are attaching for filing Post Effective Amendment No. 30 to the above-captioned registration statement on Form N-1A. The main purpose of this amendment is make the initial 485A filing needed to launch 11 new series of the Funds, as well as a new Premier share class.

          If you have any questions regarding this filing, please do not hesitate to call me at the number indicated above.

Sincerely,

/s/ Rachael Zufall
Rachael Zufall

Enclosures